

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 19, 2008

Via U.S. Mail and Fax

Mr. J. Robert Fugate
Chief Financial Officer
CBEYOND, Inc.
320 Interstate North Parkway, Suite 500
Atlanta, GA 30339

   RE: CBEYOND, Inc.
     Form 10-K for the fiscal year ended December 31, 2007
     Filed February 29, 2008
     File No. 0-51588

Dear Mr. Fugate:

   We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Note 2. Summary of Significant Accounting Policies, page 65

Revenue Recognition

1. We note that mobile handset revenue is recognized at the time of shipment, utilizing the residual method to allocate the arrangement consideration. The use of the residual method implies that you do not have sufficient evidence of fair value for your handsets. To help us understand why you do not have evidence of fair value for your handset, tell us more about your mobile business including but not limited to whether:

    (1) you sell the product or service separately;
    (2) the product or service is unique to you; and
    (3) if you sell a similar product or service on a standalone basis.

2. Addressing the criteria in paragraph 9 of EITF 00-21, tell us how you concluded that the handsets meet the separation criteria. In particular, tell us how the handsets have value to your customer on a standalone basis. Tell us if the handset is sold separately by another vendor and if a customer could resell the handset.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director